PHL Variable Insurance Company
One American Row
Hartford, CT 06102

December 15, 2010

Min S. Oh, Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

VIA EDGAR

RE:	PHL Variable Insurance Company:

Phoenix Guaranteed Income Edge (Portfolio Design Advisors (“PDA”))

Pre-effective Amendment No. 1 on Form S-1

File No. 333-164778

Dear Mr. Oh:

Below please find our responses to the staff’s follow-up oral comments received on November 16, 2010 regarding the captioned Pre-effective Amendment. The changes described below are reflected in the draft prospectus filed here and also within Pre-effective Amendment No. 2 to the Registration Statement. In addition, we have updated the disclosure contained in the section of the prospectus entitled "Distribution Arrangements" to describe certain expenses the registrant and principal underwriter may incur in connection with providing training and education related to the security offered by the prospectus. Finally, we have made certain nonmaterial improvements to disclosure to correct typographical errors and achieve consistency, both within the subject prospectus and as compared to the prospectuses contained in related registration statements on Form S-1 for the registrant’s Phoenix Guaranteed Income Edge (The Institute for Wealth Management, LLC (“The Institute”), registration statement on Form S-1 (File No. 333-168357); Eqis Capital Management, Inc.(“Eqis”), registration statement on Form S-1 (File No. 333-164872); and J.P. Turner & Company Capital Management, LLC (“JPTCM”), registration statement on Form S-1 (File No. 333-168963 )).

Min S. Oh

Securities and Exchange Commission

1.	Make revisions in accordance with the following “supplemental comment” provided on October 26, 2010 regarding JPTCM:

“. . .(P)lease state the current fee for the (Select One Program) and as a consequence, disclose the level of the Financial Advisor fee above which these charges would be considered a “Withdrawal” and noting in particular that such Withdrawals, taken prior to the Retirement Income Date will always be considered “Excess Withdrawals” and therefore, can negatively affect your Income Edge or potentially cause it to terminate.”

RESPONSE: We have revised the disclosure in the penultimate paragraph of the introductory section of the “Summary” on page 5 of the prospectus and in the section entitled “4. Additional fees Related to your Select One Program and the Funds Held in your Account” beginning on page 9 of the prospectus to disclose the amount of the current fee for the Select One Program and the amount of the Financial Advisor fee above which the deduction of the Account assets would be a “Withdrawal” and, in some cases, an “Excess Withdrawal.” In addition, we have added disclosure explaining the difference between Withdrawals taken prior to the Retirement Income Date, which will always be considered “Excess Withdrawals,” and Withdrawals taken on and after the Retirement Income Date. We have also added disclosure explaining that the fees deducted from the Account above the specified percentage will be Withdrawals that can negatively affect the Income Edge or cause it to terminate. Finally, we have revised the last sentence of the carry over paragraph at the top of page 10 to clarify that the Financial Advisor Fee would be deducted in the absence of the program and the Guaranteed Income Edge while the Financial Advisor provides advice regarding the Account. We note that these revisions are intended to achieve consistency among the several related registration statements and respond to staff comments provided orally on November 16, 2010 regarding The Institute.

2.	The relevant financial statements and applicable consents to be filed by pre-effective amendment are subject to further review.

RESPONSE: We hereby confirm that we have filed the relevant financial statements and applicable consents in Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

3.	Confirm or revise the reference to “Certificate Anniversary” at the end of page 48.

RESPONSE: We have reviewed the pertinent references on page 48 and the corresponding disclosure in the “Table of Cross References” on page 49 and have revised to use the term “Certificate Anniversary Date” consistently.

Min S. Oh

Securities and Exchange Commission

4.	Confirm or revise “Estimated Printing and Filing Costs” in Part II, Item 13 ($4,000).

RESPONSE: We have corrected Item 13 of Part II, “Estimated Printing and Filing Costs,” to reflect “$40,000.”

5.	In response to written comment number 14, dated September 24, 2010 to Pre-effective Amendment No. 1, the registrant stated, “PHL Variable intends to file a new principal underwriter agreement by pre-effective amendment to the registration statement.” This response is subject to further review.

RESPONSE: We hereby confirm that we have incorporated by reference to the subject agreement, filed as Exhibit 1 to Pre-effective Amendment No. 1 on Form S-1 (File No. 333-168357), filed via EDGAR on November 1, 2010.

6.	In response to written comment number 16, dated September 24, 2010 to Pre-effective Amendment No. 1, the registrant stated, “PHL Variable intends to file any financial statements, exhibits, and any other required disclosure not included in this registration statement by pre-effective amendment to the registration statement, which pre-effective amendment PHL Variable intends to file immediately following the release of our next quarterly report to the SEC on Form 10-Q.” This response is subject to further review.

RESPONSE: We hereby confirm that all noted material was filed in Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

7.	In response to written comment number 17, dated September 24, 2010 to Pre-effective Amendment No. 1 (required representations), the registrant stated, “PHL Variable intends to provide all required representations at the time registrant requests acceleration of the effective date of the registration statement.” This response is subject to further review.

RESPONSE: We hereby confirm that the required representations were provided along with Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

In addition to the changes noted above, we have made the following revisions to disclosure in response to staff comments provided orally on November 16, 2010 and November 18, 2010 to achieve consistency with the related registration statements.

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In follow-up to written comment 5 (IWM and EQIS, September 24, 2010) (comment 6, JPTCM, October 25, 2010): The three sentences added to the last diamond point of the subsection “2. Lifetime Income Payments on page 12 (IWM) should be added to the prospectus in the related registration statement filed for PDA.

RESPONSE: We have revised as requested.

Min S. Oh

Securities and Exchange Commission

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In follow-up to comment 9 provided on September 24, 2010 (Eqis): The phrase “no longer in compliance” appears twice in the bullet point under “Non-Compliance with Investment Limitations.” Revise the disclosure in the prospectus in the related registration statement filed for PDA for consistency.

RESPONSE: We have revised as requested.

Please feel free to contact me at 860.403.6486 with any questions regarding this filing.

Sincerely,

/s/ Mary K. Johnson
Mary K. Johnson
Counsel
Phoenix Life Insurance Company